UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

BRAVO BRIO RESTAURANT GROUP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

10567B109
(CUSIP Number)

August 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(b) ☐ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 10567B109

1	NAMES OF REPORTING PERSONS
HEARTLAND ADVISORS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
WISCONSIN, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 562,837
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 562,837
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,837
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 10567B109

1	NAMES OF REPORTING PERSONS
William J. Nasgovitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 562,837
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 562,837
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,837
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.7%
12	TYPE OF REPORTING PERSON IN

Item 1.
(a)	Name of Issuer: BRAVO BRIO RESTAURANT GROUP, INC.

(b)	Address of Issuer’s Principal Executive Offices: 777 Goodale Boulevard, Suite 100 Columbus, OH 43212
Item 2.
(a)	Name of Persons Filing: (1) Heartland Advisors, Inc. (2) William J. Nasgovitz

(b)	Address of Principal Business Office: All reporting persons may be contacted at: 789 North Water Street Milwaukee, WI 53202

(c)	Citizenship: Heartland Advisors, Inc. is a Wisconsin corporation. William J. Nasgovitz is a United States citizen.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 10567B109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)		Broker or dealer registered under Section 15 of the Act;

(b)		Bank as defined in Section 3(a)(6) of the Act;

(c)		Insurance company as defined in Section 3(a)(19) of the Act;

(d)		Investment company registered under Section 8 of the Investment Company Act;

(e)	X	*Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)		Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	X	*Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)		Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)		Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)		A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); or

(k)		Group, in accordance with § 240.13d-1(b))1)(ii)(K).

*The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, Chairman and control person of Heartland Advisors, Inc. The reporting persons do not admit that they constitute a group.

Item 4.	Ownership

(a)	Amount beneficially owned:

562,837 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by (1) Heartland Advisors, Inc. by virtue of its investment discretion and voting authority granted by certain clients, which may be revoked at any time; and (2) William J. Nasgovitz by virtue of his control of Heartland Advisors, Inc.

Mr. Nasgovitz disclaims beneficial ownership of any shares reported on the Schedule.

(b)	Percent of Class: 3.7%

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5-9 on the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The clients of Heartland Advisors, Inc., a registered investment adviser, including the series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule.  No such client is known by Heartland Advisors, Inc. to have such right or power with respect to more than 5% of the outstanding stock of the issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable
Item 10.	Certification.

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2017

WILLIAM J. NASGOVITZ	HEARTLAND ADVISORS, INC.

By: /s/ VINITA K. PAUL	By: /s/ VINITA K. PAUL
Vinita K. Paul	Vinita K. Paul
As Attorney in Fact for William J. Nasgovitz	Vice President, Chief Compliance Officer, General Counsel and Secretary

EXHIBIT INDEX

Exhibit 1

Joint Filing Agreement

EXHIBIT 1 – JOINT FILING AGREEMENT

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G  (including amendments thereto) with respect to the Common Stock, no par value, of BRAVO BRIO RESTAURANT GROUP, INC. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 7th day of September, 2017.

WILLIAM J. NASGOVITZ	HEARTLAND ADVISORS, INC.

By: /s/ VINITA K. PAUL	By: /s/ VINITA K. PAUL
Vinita K. Paul	Vinita K. Paul
As Attorney in Fact for William J. Nasgovitz	Vice President, Chief Compliance Officer, General Counsel and Secretary